May 23, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Linda Cvrkel

Re:	The Grilled Cheese Truck, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted April 22, 2014

CIK No. 0001497647

Dear Ms. Cvrkel:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 6, 2014, regarding the Company’s to the Draft Registration Statement on Form S-1 submitted to the SEC on September 30, 2013 (the “Initial Registration Statement”), as amended by the Draft Registration Statement on Form S-1, submitted on January 2, 2014 (the “Amendment No. 1”), as amended by the Draft Registration Statement on Form S-1, submitted on January 23, 2014 (the “Amendment No. 2”), as further supplemented by the Comment Response Letter confidentially submitted by the Company on February 24, 2014 to the SEC, as further supplement by the Comment Response Letter confidentially submitted on March 18, 2014 to the SEC, as further amended by the Draft Registration Statement on Form S-1, submitted on April 22, 2014 (the “Amendment No. 3”, together with the Initial Registration Statement, Amendment No. 1 and Amendment No. 2, collectively, the “Registration Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Financial Statements

Notes to Consolidated Financial Statements, page F-6

3. Summary of Significant Accounting Policies, page F-7

o. Impairment of Long-Lived Assets, page F-11

1. We note from the disclosure included on page F-11 that the company recognized impairments of certain intangible assets and vehicles during the year ended December 31, 2013. Please revise the notes to your financial statements to include all disclosures required by ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring basis.

In response to the Staff’s comment, we have revised the notes to our financial statements to include all disclosures required by ASC 820-10-50 for our intangible assets and vehicles remeasured to fair value on a nonrecurring basis. Please see Note 3 and 6 of our notes to consolidated financial statements.

16. Income Taxes, page F-29

2. We note the disclosure indicating that you have not filed federal and state tax returns for the years 2010 through 2012 and therefore may incur penalties for noncompliance. Please tell us the amount of any penalties that you have accrued in your financial statements related to these unfiled returns. To the extent you have not accrued penalties, please explain why. In addition, please revise to disclose where you record penalties and interest related to income taxes in your financial statements in accordance with ASC 740-10-50-19.

In response to the Staff’s comment, we have evaluated whether we incurred any penalties or interest related to our lack of filing our federal and the respective states tax returns for the years 2010 through 2012. The federal and states penalties and interest for such lack of filing are generally based on the income tax liability for each fiscal year. We believe we have no income tax liability for such years. However, one of state in which we may have some nexus has a minimum penalty of $50 per month for every month late, up to $300. We have not accrued penalties and related interest related to our lack of filing such returns at December 31, 2013. However, we believe that the understatement for such penalties and related interest is immaterial to our financial statements as a whole as of December 31, 2013.

We have revised our disclosure to disclose where we record penalties and interest related to income taxes in our financial statements in accordance with ASC 740-10-50-19. Please see Note 3 of our notes to consolidated financial statements.

18. Subsequent Events, page F-32

3. We note that on January 23, 2014, you reached settlements with two different note holders concerning notes in default. In this regard, please revise to disclose the settlement terms including any gains or losses that you expect to recognize as a result of the settlements. Your revised disclosure should include the amounts of debt and accrued interest in default and the nature and amounts of any consideration paid to settle these debt obligations.

In response to the Staff’s comment, we have revised our disclosure to disclose the settlement terms, including any gain or losses that we expect to recognize as a result of the settlements. Please see Note 18 of our notes to consolidated financial statements.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 36

Management’s Annual Report on Internal Control over Financial Reporting, page 37

4. Please revise to specifically state that your internal controls over financial reporting are not effective in accordance with Item 308(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company filed a 10-K/A with the SEC on May 13, 2014, whereby the Management’s Annual Report on Internal Control over Financial Reporting was revised to disclose that such internal controls over financial reporting are not effective in accordance with Item 308(a)(3) of regulation S-K.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee